UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

              For the month of:                 January 2006
           Commission File Number:                1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On January 27, 2006, Zarlink Semiconductor Inc. issued its financial statements and notes thereto for the three and nine month periods ended December 23, 2005, as well as the related Management's Discussion and Analysis and CEO/CFO Certifications of Interim Filings filed on Form 52-109FM2. This information is being furnished as Exhibits 99.1 through 99.4 to this report and incorporated herein by reference.

   Exhibit No.                            Description
   -----------                            -----------
      99.1 Consolidated Financial Statements for the three and nine month periods ended December 23, 2005, and December 24, 2004, and the notes thereto.

      99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine month periods ended December 23, 2005, compared to the three and nine month periods ended December 24, 2004.

      99.3 Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine month periods ended December 23, 2005, compared to the three and nine month periods ended December 24, 2004 - Canadian Supplement.

      99.4        CEO/CFO Certifications of Interim Filings filed on Form
                  52-109FM2.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Zarlink Semiconductor Inc.

Dated: January 27, 2006                    By: /s/ Scott Milligan
                                               ---------------------------------
                                               Scott Milligan
                                               Senior Vice President of Finance
                                               and Chief Financial Officer


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